Mail Stop 3561

August 19, 2009

Michael Hamilton, Chief Executive Officer
MMC Energy, Inc.
26 Broadway, Suite 960
New York, New York 10004

       Re: MMC Energy, Inc.
               Revised Preliminary Proxy Statement on Schedule 14A
               Filed August 14, 2009
               File No. 1-33564

Dear Mr. Hamilton:

      We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

                       Sincerely,

                       H. Christopher Owings
                       Assistant Director

cc: Anthony Saur, Esq.
       DLA Piper LLP (US)
       Via Facsimile